MESCH.

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mesa, PLLC

We have served as TPEG Securities, LLC's auditor since 2016.

Fort Worth, Texas
February 8, 2021


TPEG Securities, LLC
Statement of Financial Condition
December 31,2020

ASSETS


Current Assets

Cash and cash equivalents	$	234,679	
Prepaid expenses		38,109	
Total current assets			**$ 272,788**
Total Assets			**$ 272,788**


LIABILITIES AND MEMBERS' CAPITAL


Current Liabilities

Accounts payable	$	119,925	
Accrued franchise tax		24,946	
Total current liabilities			**$ 144,871**
Total long-term liabilities			**0**
Total Liabilities			**144,871**
Members' Capital			**127,917**
Total Liabilities and Members' Capital			**$ 272,788**


The accompanying notes are an integral part of these financial statements.


TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2020

Revenue		
Private placement offerings	$ 11,847,885	
Regulatory fees	9,948	
Total Revenue		$ **11,857,833**
Expenses		
Employee compensation and benefits	6,783,914	
General operating expenses	4,903,351	
Occupancy and equipment	24,720	
Regulatory and clearance	50,480	
Technology and communication	6,000	
Total Expenses		11,768,465
Income Before the Provisions for Income Taxes		**89,368**
Provision for Income Taxes		
State	24,947	
		24,947
Net Income		$ **64,421**

The accompanying notes are an integral part of these financial statements.


TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2020


Beginning Capital	$	138,496
Contributed capital		100,000
Distributions		(175,000)
Net income for the year ended December 31, 2020		64,421
Ending Capital	**$**	**127,917**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash Flows from Operating Activities

Net income		$ 64,421
Adjustments to reconcile net income to net		
cash provided by operating activities:		
(Increase) Decrease in:		
Prepaid expenses	$ (38,109)	
Increase (Decrease) in:		
Accounts payable	75,822	
Accrued franchise taxes	24,946	
Total adjustments		62,659
Net cash provided by operating activities		127,080

Cash Flows from Financing Activities

Contributed capital	100,000	
Distributions	(175,000)	
Net cash (used) by financing activities		(75,000)
Net Increase in Cash		52,080
Cash and cash equivalents at beginning of year		182,599
Cash and cash equivalents at end of year		$ 234,679

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for

Interest		$ 0
Taxes		35,712
Total		$ 35,712

The accompanying notes are an integral part of these financial statements.

Note 1: Description of Business

TPEG Securities, LLC (the "Company") is limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain private placement offerings and does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully-disclosed basis to a clearing firm.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company adopted the provisions of this guidance on January 1, 2020. The adoption had no material effect on the disclosures of the Company's financial instruments.

Note 3: Revenue Recognition

Revenue from contracts with customers consists entirely of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings. Revenue is recognized on a settlement basis as this is the date that services are rendered, and the performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

Note 4: Fair Value Measurement

The carrying value of cash and cash equivalents and accounts payable approximate fair value due to the short maturity of these instruments.

Note 5: Related Party Transactions

The Company shares office space, personnel, and other general expenses with a business owned and operated by the members of the Company. The Company reimburses the related entity $3,060 per month to cover their allocation of expenses. The Company also pays transaction fees to the same related entity which totaled $4,660,407 for the year ended December 31, 2020.

Note 6: Net Capital Requirements

The Company is subject to the net capital requirements of rule 1Sc3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness. As of December 31, 2020, the Company had net capital, as defined, of $89,808 which exceeded the required minimum net capital by $80,145. Aggregate indebtedness at December 31, 2020 totaled $144,871 and the ratio of aggregate indebtedness to net capital was 1.613.

Note 7: Income Taxes

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Company's taxable income is passed through its members' personal and business income tax returns.

Note 7: Income Taxes (Continued)

The Company is subject to the Texas franchise tax, and total franchise tax accrued for the year ended December 31, 2020 was $24,946.

The Company has also adopted the provisions of ASC Topic 740 (*Income Taxes*) relating to unrecognized tax benefits on January 1, 2009. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Because the Company is a partnership for federal income tax purposes, and therefore not a tax paying entity, there are no liabilities recorded for uncertain tax positions for the year ended December 31, 2020.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2017 or subject to Texas franchise tax examinations for years before 2015.

Note 8: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2020.

Note 9: Subsequent Events

Management evaluated subsequent events through the date the financial statements were available for issue, February 8, 2021. There were no material subsequent events that need to be disclosed to keep the financial statements from being misleading.

TPEG Securities, LLC
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As Of December 31, 2020

Computation of Net Capital:

Total stockholders' equity	$	127,917		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	127,917
Deductions and/or charges:				
Non-allowable assets				(38,109)
Net capital before haircuts on securities positions				89,808
Haircut on securities				0
Net Capital			$	89,808

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	9,663
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	80,145
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	75,321

TPEG Securities, LLC
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As Of December 31, 2020

Computation of Aggregate Indebtedness

Total liabilities	$	144,871
Less: exclusions		0
Aggregated Indebtedness	$	144,871
Percentage of aggregate indebtedness to net capital		161.31%

Reconciliation with Company's Allowable Net Capital

Net capital, as reported in Company's unaudited Focus Report	$	243,427
Audit adjustments		(115,510)
Adjusted net capital	$	127,917

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advisory services for certain private placement offerings.

Schedule III – Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advisory services for certain private placement offerings.



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members
of TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) TPEG Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to advisory services for certain private placement offerings and, therefore, has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3- 3 throughout the year ended December 31, 2020. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch.PLLC

Fort Worth, Texas
February 8, 2021

925 S. Kimball Avenue • Suite 100 • Southlake, Texas 76092
817.310.2900 • Fax 817.310.2916

www.TrinityPEG.com

TRINITY | Private Equity Group
Access. Invest. Prosper.

TPEG Securities, LLC

Statement of Exemption from SEC Rule 15c3-3

TPEG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Commission (the "SEE") Act of 1934. To the best of its knowledge and belief, the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers and limits its business to advisory services for certain private placement offerings and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

TPEG Securities, LLC

I, Daniel S. Meader, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Dan Meader
Managing Member

February 8, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Members of TPEG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TPEG Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TPEG Securities, LLC for the year ended December 31, 2020, solely to assist you and SIPC in evaluating TPEG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TPEG Securities, LLC's management is responsible for TPEG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500   **F:** 817.710.1501

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fort Worth, Texas
February 8, 2021